UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sale of Shares in ATM Program

During the period between October 13, 2022 and October 20, 2022, Evaxion Biotech A/S (the “Company”) sold 114,402 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing one (1) ordinary share, at a volume weighted average price (VWAP) of USD $2.76 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and JonesTrading Institutional Services LLC, dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $323,044. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 114,042 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 24,092,330 through the issuance of such 114,042 ADSs representing the Company’s ordinary shares.

Closing of Warrant Exercise Window

On December 1, 2022, an exercise window closed for outstanding warrants of the Company exercisable for the Company’s ordinary shares. In connection with the exercises of certain of such warrants during this exercise window, the Company registered aggregate share capital increases of nominal DKK 42,633 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 24,134,963 through the issuance of such 42,633 ordinary shares against aggregate cash consideration of DKK 42,633 (or approximately USD $6,035 based on the DKK-USD exchange rate on December 1, 2022).

Warrant Grants

On December 12, 2022, the Company’s board of directors granted an aggregate of 380,612 warrants (the “Warrants”) to the directors, members of management and employees of the Company. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $2.23 per share, converted into DKK using the official exchange rate between DKK and USD on the date of exercise. The Warrants were issued on the terms and conditions set out in Appendix 5 of the Company’s Articles of Association. Of such Warrants, 2,500 vested on December 7, 2022, 50,000 warrants vest with 1/36 per month from December 7, 2022, 299,362 warrants vest with 1/36 per month from January 1, 2023 and 28,750 warrants vest with 1/12 per month from January 1, 2023.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 422,642 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

The Company’s Articles of Association was amended to reflect the issuances of the Warrants and subscriptions of ordinary shares and is attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: December 27, 2022	By:	/s/ Bo Karmark
Bo Karmark Chief Financial Officer